                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

          REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         FOR THE MONTH OF AUGUST, 1999
                                         ---------------

                          ROYAL CARIBBEAN CRUISES LTD.
-------------------------------------------------------------------------------
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
-------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)




     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.

             FORM 20-F    [X]                FORM 40-F    [ ]


     INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

             YES    [ ]                       NO    [X]

                          ROYAL CARIBBEAN CRUISES LTD.
                           QUARTERLY FINANCIAL REPORT
                              SECOND QUARTER 1999

                          ROYAL CARIBBEAN CRUISES LTD.

                      INDEX TO QUARTERLY FINANCIAL REPORT


                                                                     PAGE
                                                                     ----
 Consolidated Statements of Operations
 for the Second Quarters and Six Months                                1
 Ended June 30, 1999 and 1998

 Consolidated Balance Sheets as of
 June 30, 1999 and December 31, 1998                                   2

 Consolidated Statements of Cash
 Flows for the Six Months Ended
 June 30, 1999 and 1998                                                3

 Notes to the Consolidated Financial
 Statements                                                            4

 Management's Discussion and
 Analysis of Financial Condition and
 Results of Operations                                                 7

                          ROYAL CARIBBEAN CRUISES LTD.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                    Second Quarter Ended June 30,  Six Months Ended June 30,
                                                    -----------------------------  --------------------------
                                                        1999            1998           1999           1998
                                                     ---------     -----------     -----------     ----------
REVENUES                                             $ 617,664     $   656,456     $ 1,227,710     $1,316,233
                                                     ---------     -----------     -----------     ----------
EXPENSES
        Operating                                      370,210         402,585         736,823        798,995
        Marketing, selling and administrative           90,879          84,967         178,693        181,259
        Depreciation and amortization                   48,465          47,371          95,694         94,985
                                                     ---------     -----------     -----------     ----------
                                                       509,554         534,923       1,011,210      1,075,239
                                                     ---------     -----------     -----------     ----------
OPERATING INCOME                                       108,110         121,533         216,500        240,994
                                                     ---------     -----------     -----------     ----------
OTHER INCOME (EXPENSE)
        Interest income                                  1,164           4,342           2,055          6,921
        Interest expense, net of capitalized
          interest                                     (33,953)        (43,662)        (69,175)       (86,218)
        Other income (expense)                          10,026          (2,443)         26,163         (4,390)
                                                     ---------     -----------     -----------     ----------
                                                       (22,763)        (41,763)        (40,957)       (83,687)
                                                     ---------     -----------     -----------     ----------

NET INCOME                                           $  85,347     $    79,770     $   175,543     $  157,307
                                                     =========     ===========     ===========     ==========
EARNINGS PER SHARE
        Basic                                        $    0.49     $      0.45     $      1.00     $     0.91
                                                     =========     ===========     ===========     ==========
        Diluted                                      $    0.47     $      0.44     $      0.96     $     0.86
                                                     =========     ===========     ===========     ==========
WEIGHTED AVERAGE SHARES OUTSTANDING
        Basic                                          169,341         168,711         169,200        166,262
                                                     =========     ===========     ===========     ==========
        Diluted                                        183,474         182,636         183.280        183,038
                                                     =========     ===========     ===========     ==========





   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                                 As of
                                                                      ------------------------------
                                                                         June 30,       December 31,
                                                                          1999             1998
                                                                      -----------       ------------
                                                                      (unaudited)
                                           ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                          $   156,775       $   172,921
   Trade and other receivables, net                                        91,404            36,532
   Inventories                                                             30,786            31,834
   Prepaid expenses                                                        40,818            45,044
                                                                      -----------       -----------
         Total current assets                                             319,783           286,331
PROPERTY AND EQUIPMENT - at cost less accumulated depreciation          5,232,303         5,073,008
GOODWILL - less accumulated amortization of $112,572 and
   $107,365, respectively                                                 304,594           309,801
OTHER ASSETS                                                               17,685            16,936
                                                                      -----------       -----------
                                                                      $ 5,874,365       $ 5,686,076
                                                                      ===========       ===========

                             LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Current portion of long-term debt                                  $   128,087       $   127,919
   Accounts payable                                                        98,779           115,833
   Accrued liabilities                                                    239,067           243,477
   Customer deposits                                                      530,312           402,926
                                                                      -----------       -----------
         Total current liabilities                                        996,245           890,155
LONG-TERM DEBT                                                          2,277,736         2,341,163
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
   Preferred stock                                                        172,500           172,500
   Common stock                                                             1,696             1,690
   Paid-in capital                                                      1,368,869         1,361,796
   Retained earnings                                                    1,062,518           923,691
   Treasury stock                                                          (5,199)           (4,919)
                                                                      -----------       -----------
         Total shareholders' equity                                     2,600,384         2,454,758
                                                                      -----------       -----------
                                                                      $ 5,874,365       $ 5,686,076
                                                                      ===========       ===========





   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (UNAUDITED, IN THOUSANDS)



                                                                               Six Months Ended June 30,
                                                                               -------------------------
                                                                                  1999            1998
                                                                               ---------       ---------
OPERATING ACTIVITIES
    Net income                                                                 $ 175,543       $ 157,307
    Adjustments
        Depreciation and amortization                                             95,694          94,985
        Gain on sale of vessel                                                        --         (31,031)
        Write-down of vessel to fair value                                            --          32,035
    Changes in operating assets and liabilities:
        (Increase) in trade and other receivables, net                           (54,872)         (6,329)
        Decrease (increase) in inventories                                         1,048          (1,009)
        Decrease in prepaid expenses                                               4,226           9,525
        (Decrease) increase in accounts payable, trade                           (17,054)             57
        (Decrease) increase in accrued liabilities                                (4,410)         52,816
        Increase in customer deposits                                            127,386          60,905
        Other, net                                                                 1,998           1,768
                                                                               ---------       ---------
    Net cash provided by operating activities                                    329,559         371,029
                                                                               ---------       ---------
Investing Activities
    Purchase of property and equipment                                          (249,686)       (424,506)
    Proceeds from disposal of vessel                                                  --          94,500
    Other, net                                                                    (2,340)            757
                                                                               ---------       ---------
    Net cash used in investing activities                                       (252,026)       (329,249)
                                                                               ---------       ---------
FINANCING ACTIVITIES
    Proceeds from issuance of long-term debt                                          --         296,141
    Repayment of long-term debt                                                  (60,586)       (214,493)
    Proceeds from issuance of Common Stock                                            --         165,532
    Dividends                                                                    (36,716)        (31,077)
    Other,net                                                                      3,623           1,304
                                                                               ---------       ---------
    Net cash (used in) provided by financing activities                          (93,679)        217,407
                                                                               ---------       ---------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                             (16,146)        259,187
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                 172,921         110,793
                                                                               ---------       ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                     $ 156,775       $ 369,980
                                                                               =========       =========
SUPPLEMENTAL DISCLOSURE
 Interest paid, net of amount capitalized                                      $  72,999       $  83,410
                                                                               =========       =========




   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1 - BASIS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

In the opinion of management, the accompanying unaudited consolidated financial statements contain all normal recurring accruals necessary for a fair presentation. The Company's revenues are moderately seasonal and results for interim periods are not necessarily indicative of the results for the entire year.

The interim unaudited Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto for 1998.

NOTE 2 - EARNINGS PER SHARE

Below is a reconciliation between basic and diluted earnings per share for the quarters and six months ended June 30, 1999 and 1998 (in thousands, except per share amounts):


                                      Second Quarter Ended June 30,              Second Quarter Ended June 30,
                                   ----------------------------------         ------------------------------------
                                                1999                                           1998
                                   ----------------------------------         ------------------------------------
                                    Income     Shares       Per Share            Income        Shares    Per Share
                                   --------    ------       ---------           --------       ------    ---------
  Net Income                       $ 85,347                                     $ 79,770
  Less: Preferred stock
     dividends                       (3,127)                                      (3,127)
                                   --------                                     --------
  Basic EPS                        $ 82,220    169,341       $0.49                76,643       168,711     $0.45
                                                             =====                                         =====
  Effect of Dilutive Securities:
     Stock options                               3,485                                           3,277
     Convertible preferred stock      3,127     10,648                             3,127        10,648
                                   --------    -------                          --------       -------
  Diluted EPS                        85,347    183,474        0.47                79,770       182,636      0.44
                                   ========    =======       =====              ========       =======     =====



                                       Six Months Ended June 30,                    Six Months Ended June 30,
                                   ----------------------------------         ------------------------------------
                                                1999                                           1998
                                   ----------------------------------         ------------------------------------
                                    Income     Shares       Per Share            Income        Shares    Per Share
                                   --------    ------       ---------           --------       ------    ---------
  Net Income                       $175,543                                     $157,307
  Less: Preferred stock
     dividends                       (6,254)                                      (6,254)
                                   --------                                     --------
  Basic EPS                         169,289    169,200       $1.00              $151,053       166,262     $0.91
                                                             =====                                         =====
  Effect of Dilutive Securities:
     Stock options                               3,432                                           6,128
     Convertible preferred stock      6,254     10,648                             6,254        10,648
                                   --------    -------                          --------       -------
  Diluted EPS                      $175,543    183,280        0.96              $157,307       183,038     $0.86
                                   ========    =======       =====              ========       =======     =====


NOTE 3 - COMMITMENTS AND CONTINGENCIES

CAPITAL EXPENDITURES. The Company currently has a total of nine ships on order. The aggregate contract price of the nine ships, which excludes capitalized interest and other ancillary costs, is approximately $3.6 billion of which the Company has deposited $354.6 million. Additional deposits are due prior to the dates of delivery of $101.6 million in 1999, $88.1 million in 2000, and $25.0 million in 2001. The Company anticipates that overall capital expenditures will be approximately $1.0, $1.2, and $1.4 billion for 1999, 2000 and 2001.

LITIGATION. Since October 1994, the U.S. Government has been investigating the Company's waste disposal practices through a series of federal grand jury proceedings. In July 1999, the Company entered into a plea agreement with the U.S. Department of Justice in order to resolve those investigations on behalf of the Company. Under the plea agreement, the Company has agreed to plead guilty to twenty-one felony counts and to pay a criminal fine of $18 million to resolve all outstanding counts against the Company. The felony counts relate to the improper disposal of oil-contaminated bilge water and attempts to conceal such activities from the U.S. Coast Guard, the improper disposal of other waste water, known as gray water, that was contaminated with pollutants, and the storage of hazardous waste on land for more than 90 days without a permit. The plea agreement, which also calls for Company probation of up to five years and a Court supervised Environmental Compliance Plan, is subject to the approval of U.S. District Courts in Alaska, California, Florida, New York, Puerto Rico and the Virgin Islands. Although the plea agreement resolves the federal criminal investigation of the Company, it does not preclude the Company from becoming subject to additional civil or State actions. The July 1999 plea agreement is in addition to a plea agreement entered into in June 1998 pursuant to which the Company pled guilty to eight felony counts and paid a criminal fine of $9 million for other similar offenses. In August 1999, the State of Alaska filed a civil lawsuit against the Company seeking monetary damages for alleged violations of Alaskan laws relating to the discharge of oil and hazardous waste. The Company is not able at this time to estimate the timing or impact of this lawsuit on the Company.

         Beginning in December 1995, several purported class action suits were filed alleging that Royal Caribbean International and Celebrity Cruise Lines Inc. ("Celebrity") misrepresented to its guests the amount of its port charge expenses. The suits seek declaratory relief and damages in an unspecified amount. Beginning in August 1996, several purported class-action suits were filed alleging that Royal Caribbean International and Celebrity should have paid commissions to travel agents on port charges included in the price of cruise fares. The suits seek damages in an unspecified amount. Similar suits are pending against other companies in the cruise industry. In February 1997, Royal Caribbean International, Celebrity and certain other cruise lines entered into an Assurance of Voluntary Compliance with the Florida Attorney General's office. Under the Assurance of Voluntary Compliance, Royal Caribbean International and Celebrity agreed to include all components of the cruise ticket price, other than governmental taxes and fees, in the advertised price. In January 1999, Royal Caribbean International entered into an agreement to settle certain of the class-action suits filed on behalf of its guests. Celebrity entered into a similar settlement agreement. Under the terms of the settlement agreements, each of Royal Caribbean International and Celebrity will issue travel vouchers having face amounts ranging from $8 to $30, in the case of Royal Caribbean International, and from $20 to $45 in the case of Celebrity, to guests who are U.S. residents and who sailed on Royal Caribbean

International or Celebrity, as the case may be, between April 1992 and April 1997. Such vouchers may be applied to reduce the cruise fare of a future cruise on Royal Caribbean International or Celebrity, as the case may be, and are valid for up to three years from the date of issuance. The settlements have received final court approval. Since the amount and timing of the vouchers to be redeemed and the effect of redemption on revenues is not reasonably determinable, the Company has not established a liability for the vouchers and will account for their redemption as a reduction of future revenues. In December 1998, a Florida state court judge dismissed one of the class-action suits filed on behalf of travel agents for failure to state a claim under Florida law. The plaintiff in that case has filed an appeal of that decision. The Company is not able at this time to estimate the timing or impact of the travel agent proceedings on the Company.

         In April 1999 a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that the Company failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under U.S. law and (iii) punitive damages. The Company is not able at this time to estimate the impact of these proceedings on the Company; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on the Company's results of operations.

         The Company is routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. Management believes the outcome of such other claims which are not covered by insurance would not have a material adverse effect upon the Company's financial condition or results of operations.

OTHER. The Company has a commitment through 2013 to pay a minimum amount for its annual usage of certain port facilities (in thousands):

               Year
               -----------
               1999                                        $ 6,500
               2000                                          7,500
               2001                                          9,500
               2002                                          9,500
               2003                                         10,000
               Thereafter                                  117,000
                                                          --------
                                                          $160,000
                                                          ========

                          ROYAL CARIBBEAN CRUISES LTD.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



     Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations", may constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include inter alia general economic and business conditions, cruise industry competition, the impact of tax laws and regulations affecting the Company and its principal shareholders, changes in other laws and regulations affecting the Company, delivery schedule of new vessels, emergency ship repairs, incidents involving cruise vessels at sea, changes in interest rates, Year 2000 compliance and weather.

RESULTS OF OPERATIONS

         SUMMARY. Net income for the second quarter before the previously disclosed plea agreements with the U.S. Department of Justice increased 11.9% to $99.3 million or $0.54 per share on a diluted basis compared to $88.8 million or $0.49 per share for the same period in 1998. Included in the results are charges of $14 million and $9 million in 1999 and 1998, respectively related to the plea agreements. On an as-reported basis, net income for the quarter increased 7% to $85.3 million or $0.47 per share compared to $79.8 million or $0.44 per share in 1998.

Second quarter revenues were $617.7 million compared to $656.5 million for the same period in 1998. The results for the quarter were impacted by a temporary decline in capacity associated with Grandeur of the Seas and Enchantment of the Seas being out of service during the quarter for unscheduled engine repairs and the sale of Song of America, which left the fleet in March of this year. The Company recovers lost income from ships being out of service through its loss-of-hire insurance. Included in net income for the quarter is approximately $9.4 million of loss-of-hire insurance, which is recorded in Other income.

For the six-month period ended June 30, 1999, net income increased 11.6% to $175.5 million or $0.96 per share as compared to $157.3 million or $0.86 per share in 1998. Revenues declined 6.7% to $1.2 billion for the six month period ended June 30, 1999 as compared to $1.3 billion in 1998. The decline in revenues for the six month period is primarily due to a decline in capacity as discussed above. Additionally, Monarch of the Seas was out of service for most of the first quarter due to a grounding incident in mid-December 1998, which also negatively affected capacity for the six months ended June 30, 1999. Included in net income for the six months ended June 30, 1999 is approximately $26.5 million of loss-of-hire insurance.

As a result of the temporary decline in capacity and the inclusion of loss-of-hire insurance in Other income during the quarter and six months ended June 30, 1999, certain operating margins are not comparative year over year.

The following table presents statements of operations data as a percentage of total revenues:

                                                  Second Quarter Ended June 30,          Six Months Ended June 30,
                                                  -----------------------------          -------------------------
                                                       1999          1998                   1999          1998
                                                       ----          ----                   ----          ----
Revenues                                               100.0%       100.0%                  100.0%       100.0%
Expenses
     Operating                                          59.9         61.3                   60.0          60.7
     Marketing, selling and administrative              14.7         12.9                   14.6          13.8
     Depreciation and amortization                       7.8          7.2                    7.8           7.2
                                                       -----        -----                  -----         -----
Operating Income                                        17.6         18.6                   17.6          18.3
Other Income (Expense)                                  (3.8)        (6.4)                  (3.3)         (6.4)
                                                       -----        -----                  -----         -----
 Net Income                                             13.8%        12.2%                  14.3%         11.9%
                                                       =====        =====                  =====         =====

The Company's revenues are moderately seasonal, due to variations in rates and occupancy percentages.

         REVENUES. Total revenues for the second quarter of 1999 decreased 5.9% to $617.7 million compared to $656.5 million for the same period in 1998. The decrease in revenues for the second quarter was due primarily to a 6.5% decline in capacity, partially offset by an increase in gross revenue per available lower berth ("Yield"). The increase in Yield was due to an increase in guest per diems, partially offset by a reduction in air revenue per diems associated with fewer guests electing to use the Company's air program and the redemption of discount cruise certificates issued to guests that were affected by the ships which were out of service. Occupancy for the quarter declined slightly to 104.8% from 105.0% in 1998.

Revenues for the first six months of 1999 declined 6.7% to $1.2 billion from $1.3 billion for the first six months of 1998. The decline in revenues was due to a 5.2% decrease in capacity and a 1.6% decline in Yield. The decline in Yield was the result of a decline in occupancy levels from 104.8% in 1998 to 103.4% in 1999 as well as a reduction in air revenue per diems and the redemption of discount cruise certificates, partially offset by improved guest per diems.

         EXPENSES. Operating expenses decreased 8.0% to $370.2 million for the second quarter of 1999 as compared to $402.6 million for the same period in 1998. For the six months ended June 30, 1999, operating expenses declined 7.8% to $736.8 million as compared to $799.0 million in 1998. The decrease for the quarter and six months ended June 30, 1999 is due primarily to the decline in capacity as well as lower air costs due to a lower percentage of guests electing to use the Company's air program. Included in operating expenses are charges of $14.0 and $9.0 million in the second quarter of 1999 and 1998, respectively, related to the settlement with the U.S. Department of Justice. As a percentage of revenues, operating expenses decreased to 59.9% and 60.0% for the quarter and first six months of 1999, respectively.

Marketing, selling and administrative expenses increased 7.0% to $91.0 million for the second quarter of 1999 from $85.0 million in 1998 and decreased 1.4% to $179.0 million for the first six months of 1999 from $181.3 million for the comparable period in 1998. The increase during the quarter is due primarily to increased advertising and staffing costs associated with the expansion of the Company's European operations as well as additional staffing costs associated with the Company's domestic operations. As a percentage of revenue, marketing, selling and administrative expenses increased to 14.7% from 12.9% in the second quarter of 1998 due to the increased spending as well as a decline in the revenue base. For the six months ended June 30, 1999, the decrease is due primarily to a decline in domestic advertising costs offset by the increase in European operations. As a percentage of revenue, marketing, selling and administrative expenses for the six months ended June 30, 1999 increased to 14.6% from 13.8% for the same period in 1998. The increase for the six month period is due to the decline in the revenue base.

Depreciation and amortization remained relatively consistent at $48.5 million and $95.7 million compared to $47.4 million and $95.0 million for the quarter and six months ended June 30, 1999 and 1998, respectively.

         OTHER INCOME (EXPENSE). Gross interest expense (excluding capitalized interest) decreased to $41.0 million in the second quarter of 1999 as compared to $47.4 million in 1998, and decreased to $82.7 million for the six months ended June 30, 1999 as compared to $93.1 million for the same period in 1998. The decline for the quarter and six months ended June 30, 1999 is due primarily to a decrease in the average debt level due to prepayments made during 1998 as well as a decrease in interest rates. Capitalized interest increased $3.3 million and $6.6 million for the quarter and six months ended June 30, 1999, respectively, due to an increase in expenditures related to the ships under construction.

Included in Other income (expense) for the quarter and six months ended June 30, 1999 is $9.4 million and $26.5 million, respectively, of loss of hire insurance resulting from ships being out of service. Other income (expense) in 1998 includes a gain of $31.0 million from the sale of Song of America as well as a $32.0 million charge related to the write-down to fair market value of Viking Serenade.

LIQUIDITY AND CAPITAL RESOURCES

         SOURCES AND USES OF CASH. Net cash provided by operating activities was $330.0 million for the first six months of 1999 as compared to $371.0 million for the first six months of 1998. The decrease was due to timing differences in cash payments and receipts relating to operating assets and liabilities.

During the first six months of 1999, the Company paid quarterly cash dividends on its common stock of $30.5 million as well as quarterly cash dividends on its preferred stock, totaling $6.2 million.

The Company made principal payments totaling $60.6 million during the first six months of 1999 under various term loans and capital lease agreements.

The Company's capital expenditures decreased to $250.0 million for the first six months of 1999 as compared to $424.5 million for the first six months of 1998. Capital expenditures included $185.5 million and $94.6 million in payments for ships under construction during the first six months of 1999 and 1998, respectively. Included in capital expenditures in 1998 is $300.6 million in payments for Vision of the Seas, which entered service in the second quarter of 1998. Also included in capital expenditures are shoreside capital expenditures and costs for vessel improvements to maintain consistent fleet standards.

         FUTURE COMMITMENTS. The Company currently has nine ships on order for an additional capacity of 21,500 berths. The aggregate contract price of the nine ships, which excludes capitalized interest and other ancillary costs, is approximately $3.6 billion of which the Company has deposited $354.6 million. Additional deposits are due prior to the dates of delivery of $101.6 million in 1999, $88.1 million in 2000 and $25.0 million in 2001. The Company anticipates that overall capital expenditures will be approximately $1.0, $1.2 and $1.4 billion for 1999, 2000 and 2001, respectively.

In addition, the Company continuously considers potential acquisitions, strategic alliances and adjustments to its fleet composition, including the acquisition or disposition of vessels. If any such acquisitions, strategic alliances and adjustments to its fleet composition were to occur, they would be financed by the issuance of additional shares of equity securities, the incurrence of additional indebtedness or from cash flows from operations.

         FUNDING SOURCES. As of June 30, 1998, the Company's liquidity was approximately $1.2 billion consisting of $156.8 million in cash and cash equivalents and $1.0 billion available on the $1.0 billion revolving credit facility (the "$1 Billion Revolving Credit Facility"). The capital expenditures and scheduled debt payments will be funded through a combination of cash flows provided by operations, drawdowns under the $1 Billion Revolving Credit Facility, and sales of securities in private or public securities markets. In addition, the agreements related to the ships scheduled for delivery subsequent to 1999 require the shipyards to make available export financing for up to 80% of the contract price of the vessels.

The Company's cash management practice is to utilize excess cash to reduce outstanding balances under the $1 Billion Revolving Credit Facility, and to the extent the cash balances exceed the amounts drawn under the $1 Billion Revolving Credit Facility, the Company invests in short-term securities.

IMPACT OF YEAR 2000

The "Year 2000 issue" is the result of computer programs that were written using two digits rather than four to define the applicable year. If the Company's computer programs with date-sensitive functions are not Year 2000 compliant, they may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions to operations.

STATE OF READINESS. The Company continuously upgrades its computer systems. In 1992, the Company implemented a new computer reservation and passenger services




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system which was designed to be Year 2000 compliant. Since then, the Company has sought to fix Year 2000 issues as an indirect part of its efforts to upgrade many of its internally developed computer systems. Prior to 1998, the Company did not separately track associated Year 2000 software compliant costs.

In 1997, the Company engaged a third-party consultant to assess the status of the Company relative to the Year 2000 issue. The assessment was completed in early 1998. The Company then formed an internally staffed program management office that is conducting a comprehensive review of computer programs to address the impact of the Year 2000 issue on its operations and otherwise address the Year 2000 issues identified by the third-party consultant (the "Year 2000 Project"). Employees in various departments throughout the Company are assisting the program management office by addressing Year 2000 issues applicable to their departments.

The Company has identified three major categories of Year 2000 risk:

(1) internally developed software systems -- these include the Company's reservation, accounting, remote reservation booking and revenue management systems;

(2) third-party supplied software systems and equipment with embedded chip technology -- these include the Company's computer hardware equipment, building facilities control systems and shipboard equipment and control systems (e.g., navigation, engine, and bridge control systems, fire alarm and safety systems); and

(3) external vendors and suppliers -- these include key suppliers (e.g., suppliers of air travel, hotel accommodations, food and other on-board provisions), travel agents, on-board concessionaires and other third parties whose system failures potentially could have a significant impact on the Company's operations.

The general phases common to all three categories are (1) inventorying Year 2000 items, (2) assessing the Year 2000 compliance of key items, (3) repairing or replacing key internally developed and third-party supplied non-compliant items, (4) testing and certifying key internally developed and third-party supplied items, and (5) designing and implementing contingency plans as needed.

The Company has completed its inventory and assessment of its key internally developed software systems and equipment and has repaired those internally developed software systems that were determined non-compliant. The Company plans to complete testing and certification of these systems by the end of the third quarter of 1999, at which time it expects that its key internally developed software systems will be Year 2000 compliant. The Company has retained a third-party consultant to perform an independent study and evaluation of its certification and testing procedures.

Through the use of questionnaires and other communications with third party suppliers of software systems and equipment and external vendors, the Company has (i) completed its assessment of material software and equipment supplied by third parties and (ii) identified those external vendors whose system failures could potentially have a significant impact on the Company's operations. The Company has requested that all identified non-compliant systems and equipment be remediated. Depending on the third party's response, the Company will implement appropriate contingency plans, including, when possible, the repair




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or replacement of supplied systems or equipment or the replacement of the external vendor. The Company expects to complete most remediation and certification of third-party supplied software systems and equipment and evaluation of compliance by external vendors by the end of the third quarter of 1999 and the remainder in the fourth quarter of 1999.

The Company is developing contingency plans for each of its critical business units and its cruise vessels which identify and determine how to handle its most reasonably likely worst case scenarios in the event of system failures. The plans assess the impact of system failures on business operations and provide for backup and/or alternate procedures to be followed if a failure should occur. The plans (i) provide for the establishment of a command center at the Company's facilities during the Year 2000 rollover to monitor fleet and shoreside operations, (ii) provide for the assignment of key internal staff to be on-site at the Company's facilities during the Year 2000 rollover, and (iii) identify individuals from key external suppliers who can be contacted if necessary in the event of system failures. The plans also provide for the stockpiling of essential and critical supplies and the identification of alternative supply sources should there be a disruption of the normal supply chain operations. The Company plans to substantially complete its contingency planning by the end of the third quarter 1999 with refinements to be made as needed throughout the remainder of the year.

RISKS. Based on its current assessment efforts, the Company does not believe that Year 2000 issues will have a material adverse effect on the results of its operations, liquidity or financial condition. However, this assessment is dependent on the ability of third-party suppliers and others whose system failures potentially could have a significant impact on the Company's operations to be Year 2000 compliant. For instance, the operations of the Company could be impacted by disruptions in airlines, port authorities, travel agents or others in the transportation or sales distribution channels whose systems are not Year 2000 compliant. Although the Company cannot control the conduct of these third parties, the Year 2000 Project is expected to reduce the Company's level of uncertainty and the adverse effect that any such failures may have.

COSTS. The total cost associated with required modifications to become Year 2000 compliant are not expected to be material to the Company's financial position.

The Company estimates that it will incur approximately $6.0 million in expense on efforts directly related to fixing the Year 2000 issue, as well as an additional $5.0 million of capital expenditures related to the accelerated replacement of non-compliant systems. The Company has incurred approximately $3.1 million in expenses since January 1, 1998, and spent an additional $2.7 million for capital expenditures related to the accelerated replacement of non-compliant systems. Estimated costs do not include costs that may be incurred by the Company as a result of the failure of any third parties to become Year 2000 compliant or costs to implement any contingency plans.

The information contained in this "Impact of Year 2000" section is a Year 2000 Readiness Disclosure pursuant to the Year 2000 Information and Readiness Disclosure Act.




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                           INCORPORATION BY REFERENCE


This report on Form 6-K is hereby incorporated by reference in registrant's Registration Statement on Form F-3 (File No. 333-8708) filed with the Securities and Exchange Commission.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ROYAL CARIBBEAN CRUISES LTD.
                                              ---------------------------------
                                                       (Registrant)






Date: August 18, 1999                         By /s/ Richard J. Glasier
                                                 ------------------------------
                                                 Richard J. Glasier
                                                 Executive Vice President and
                                                 Chief Financial Officer






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